November 22, 2004                      Jenner & Block LLP         Chicago
                                       601 Thirteenth Street, NW  Dallas
                                       Suite 1200 South           Washington, DC
                                       Washington, DC 20005-3823
                                       Tel  202 639-6000
                                       www.jenner.com


Todd K. Schiffman                      William L. Tolbert Jr.
Assistant Director                     Tel 202 639-6038
United States Securities and Exchange  Fax  202 661-4986
Commission                             wtolbert@jenner.com
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, DC  20549


Re:   General Electric Capital Corporation
      Form S-3 Filed September 14, 2004
      File No. 333-118974

Dear Mr. Schiffman:

      On behalf of General Electric Capital Corporation ("GE Capital"), we are responding to your letter dated October 18, 2004 setting forth the comments of the Staff of the Division of Corporation Finance in connection with your review of General Electric Capital Corporation's Registration Statement on Form S-3, filed September 14, 2004, File No. 333-118974 and subsequent conversations with the staff regarding the comments. For the Staff's convenience, we have set forth below the Staff's comments in bold type followed by GE Capital's response.

FORM S-3

GENERAL

1. WE NOTE THAT INVESTORS ARE NOT REQUIRED TO VIEW THE ELECTRONIC VERSION OF THE PROSPECTUS POSTED ON YOUR WEBSITE BEFORE SUBMITTING AN ONLINE ENROLLMENT APPLICATION. PLEASE TELL US WHAT EFFORTS YOU HAVE MADE, IF ANY, TO ENSURE THAT ELECTRONIC DELIVERY OF THE PROSPECTUS HAS OCCURRED BEFORE EACH INVESTOR SUBMITS ITS ENROLLMENT APPLICATION. FOR GUIDANCE, REFER TO SECURITIES ACT RELEASE NO. 7233 (OCTOBER 6, 1995) AND SECURITIES ACT RELEASE NO. 7856 (APRIL 28, 2000).


            Investors are not permitted to submit an online enrollment application. Our website permits online investors to print an application, or to order a copy of the application online or by telephone. If an investor orders a copy of the application online or by phone, a copy of the prospectus is delivered with the enrollment application.
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Todd K. Schiffman
November 22, 2004
Page 2


            To ensure that electronic delivery of the prospectus has occurred before each investor submits an enrollment application, GE Capital is reconfiguring the Interest Plus website to require investors to view the prospectus prior to printing an application from the website. We are providing supplementally a mark-up of the website. Investors will also be unable to access any sales literature on the website without first viewing the prospectus.

2. WE NOTE YOUR DISCLOSURE ON PAGE 7 OF YOUR PROSPECTUS THAT THE INTEREST RATE ON THE NOTES IS ADJUSTED WEEKLY BY THE MONEY MARKET ACCOUNT COMMITTEE TO REFLECT MONEY MARKET CONDITIONS. PLEASE SUPPLEMENTALLY EXPLAIN HOW YOU COMPLY WITH YOUR OBLIGATIONS TO FILE AND DELIVER A PROSPECTUS SUPPLEMENT WHEN THERE IS A CHANGE IN THE INTEREST RATE ON THE NOTES. WE MAY HAVE FURTHER COMMENT.

            GE Capital currently provides investors with a new prospectus whenever additional amounts of the Notes are registered with the Commission to increase the maximum size of the Program. The current prospectus is always available on the Interest Plus website, and any investor can obtain a replacement prospectus by calling the toll free number that is provided in the prospectus at any time. In addition, a link providing access to all of GE Capital's filings with the Commission is available on the Interest Plus website by clicking on "Investor Information" under the heading "About GE" and going to "Financial Reporting" and "SEC Filing."

            GE Capital has begun and will continue to file changes in the interest rate with the Commission as pricing supplements pursuant to Rule 424(b)(3) under the Securities Act. GE Capital filed the first of these pricing supplements on November 15, 2004. The pricing supplements will also be posted prominently on the Interest Plus website. A Rule 424(b)(3) pricing supplement will be delivered with the Interest Plus prospectus at the outset of this offering. We view this as an effective means of accomplishing the objectives of the prospectus delivery requirements of the Securities Act at the outset of the offering.

            After the initial investment, the interest rate is subject to change on a weekly basis. GE Capital will timely file Rule 424(b)(3) pricing supplements with the Commission upon a change in interest rate and will post those pricing supplements on its website. Interest Plus Noteholders generally have access to the Internet Plus website 24 hours a day. In addition, GE Capital will update this information and will provide it to investors by telephone at a toll free number. Noteholders will clearly have access to the information.

            However, prospectus supplements will not be physically delivered to Noteholders with each change to the interest rate. There are approximately 144,300 holders of the Interest Plus Notes. The mailing of a supplement with each investment would be cost prohibitive, particularly in times of volatile and fast changing interest
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Todd K. Schiffman
November 22, 2004
Page 3


            rates. Many Interest Plus Noteholders make investments several times a month. GE Capital would have significant additional mailing expense. GE Capital would also have to reconfigure its systems to trigger a mailing of a supplement with each investment. These costs would be prohibitive for GE Capital.

            Additionally, at the Open Commission Meeting on October 26, 2004 considering Securities Act reform, several commissioners recognized that the current system requirements and mechanisms of prospectus delivery were antiquated. Chairman Donaldson stated that "communications in the capital markets have changed significantly over time and today's situation would be unrecognizable to those who wrote the Securities Act in 1933 or even those who designed the shelf registration system in the early 1980s. Today, electronic communications are the norm." While GE Capital recognizes that Securities Act reform is only a proposal and has not been adopted, we point out that all indications are that the Commission favors an "access equals delivery" model.

            GE Capital proposes the following alternative to the delivery of a prospectus supplement to Noteholders upon each change in rate. GE Capital will provide the information that is in the prospectus supplements with its monthly or quarterly (some investors have requested monthly statements of activity) summaries of activity. As a result, for those periods in which the interest rates remain unchanged from period to period, noteholders will have a prospectus supplement. This approach is consistent with the provisions of Securities Act Rule 434, which permits the use of term sheets as supplements to previously delivered preliminary or base prospectuses. As mentioned above, GE Capital also will have the prospectus supplements timely available on its website. Additionally, investors will be able to receive this information in a timely fashion at a toll free number. GE Capital believes that this adequately addresses prospectus delivery.

3. PLEASE SUPPLEMENTALLY TELL US WHAT PROCEDURES ARE IN PLACE TO ENSURE COMPLIANCE WITH RULE 10B-10 OF THE EXCHANGE ACT. DO THE CONTENTS OF THE CONFIRMATIONS MAKE IT CLEAR TO INVESTORS THAT THEY HAVE PURCHASED A REGISTERED SECURITY? WHAT DO THE CONFIRMATIONS SAY WITH RESPECT TO LIABILITY UNDER SECTION 11 OF THE SECURITIES ACT? ALSO, PLEASE SUPPLEMENTALLY DESCRIBE THE TIMING OF WHEN CONFIRMATIONS ARE SENT. WE MAY HAVE FURTHER COMMENT.

            Quarterly and, for those investors who request, monthly statements are mailed to all investors. These statements show all redemptions, investments and interest earned by the investor during that period. This information is also available at any time to investors on the Interest Plus website or by telephone at the toll free number provided in the prospectus.

            In the future, investors' statements will also include the information that is required in a confirmation pursuant to Rule 10b-10(a) under the Exchange Act,

Todd K. Schiffman
November 22, 2004
Page 4


            with the exception of the time of the transaction. We do not believe the absence of the time of the transaction to be an issue because all Interest Plus transactions are posted as of the close of the day. GE Capital will also require, as a condition to enrollment, that investors agree to receive this information in the form of their periodic statement rather than in connection with each Interest Plus transaction.

            Additionally, investors' statements will include a statement that the securities were sold pursuant to a registered offering.

4. PLEASE TELL US SUPPLEMENTALLY WHETHER YOU PROVIDE INVESTORS WITH A PROSPECTUS AT ANY POINT AFTER THE ORIGINAL PURCHASE OF A NOTE, FOR EXAMPLE WHEN INVESTORS INVEST ADDITIONAL FUNDS IN THEIR ACCOUNT. IF NO SUCH ADDITIONAL PROSPECTUSES ARE PROVIDED, PLEASE PROVIDE US WITH YOUR ANALYSIS OF HOW THIS PRACTICE IS IN ACCORD WITH THE SECURITIES ACT OF 1933.

            We respectfully submit that the response to comment 2 addresses this comment.

5. PLEASE DISCUSS YOUR PRACTICES WITH RESPECT TO YOUR DISTRIBUTION OF THE OFFERING AND MARKETING MATERIALS THAT YOU HAVE PROVIDED US, INCLUDING THE PLAN DOCUMENT. PLEASE ALSO SUPPLEMENTALLY CONFIRM TO US, IF TRUE, THAT A FINAL PROSPECTUS ALWAYS ACCOMPANIES OR PRECEDES THE DELIVERY OF THE MARKETING MATERIALS.

            GE Capital will not provide investors with sales literature regarding the Notes prior to delivery of an Interest Plus prospectus.

            GE Capital will only provide investors with materials that will be prepared in a manner consistent with Securities Act Rules 134 or 135 prior to their receipt of a prospectus. In particular, the materials will include a notice specifying how an investor can obtain a prospectus. Materials made available on the Interest Plus website will also be presented in a manner consistent with those rules. Sales material that the SEC staff has reviewed and is reviewing will be provided to investors simultaneously with a prospectus or after receipt of a prospectus.

6. WE NOTE YOU ARE REGISTERING $12,000,000,000 OF DEMAND NOTES. PLEASE SUPPLEMENTALLY EXPLAIN HOW YOU CALCULATE THE PRINCIPAL AMOUNT OF YOUR NOTES OUTSTANDING. FOR EXAMPLE, WHEN AN INVESTOR REDEEMS SOME OR ALL OF HIS NOTES DO YOU EVER REISSUE THE REDEEMED AMOUNT OF NOTES TO THE SAME INVESTOR OR TO OTHER INVESTORS WITHOUT FURTHER REGISTRATION? WE MAY HAVE ADDITIONAL COMMENTS BASED ON YOUR RESPONSE.

            GE Capital proposes adding the following to the cover page of the registration statement will include the following statement in resolution of this issue:
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Todd K. Schiffman
November 22, 2004
Page 5


                  This registration statement covers all investments in the Notes, with fees based on the total amount of the Notes outstanding not exceeding $4 billion at a particular time.

            GE Capital believes all investments are covered by the registration statement, but the fee is calculated by netting all investments against the redemptions.

7. PLEASE REFRAIN FROM USING TERMS SUCH AS "ACCOUNT," "PROGRAM," OR "WITHDRAW" IN THE PROSPECTUS, YOUR MARKETING MATERIALS AND ELSEWHERE SINCE THE USE OF THOSE TERMS MAY INACCURATELY SUGGEST TO INVESTORS THAT THE TERMS OF THE NOTES ARE SIMILAR TO, AND THE LEVEL OF RISK ASSOCIATED WITH AN INVESTMENT IN THE NOTES IS COMMENSURATE WITH, A BANK ACCOUNT OR A FUND ACCOUNT DEPOSIT.

            We understand the rationale for the Staff's comment and have revised the prospectus and marketing materials to replace uses of the words "account" and "program" with different language.

            With respect to the word "withdraw," we note that the word is not used in the prospectus or marketing materials to describe a redemption of Notes.

8. PLEASE REVISE TO INCLUDE RISK FACTOR DISCLOSURE, OR EXPLAIN SUPPLEMENTALLY WHY SUCH DISCLOSURE IS NOT NECESSARY.

            We have revised the risk factor disclosure, which we previously included on the cover page. Further, in order to provide a more prominent presentation of the risk factors, and in response to comment 12 below, we have added immediately prior to this section the following introductory statement:

                  An investment in the Notes involves risks. You should consider carefully the following risk factors, as well as the other information contained or incorporated by reference into this prospectus.

9. THE NOTES ARE DESCRIBED AS BEING "VARIABLE DENOMINATION" AND THE COMPANY MAKES THE STATEMENT ON PAGE 2 THAT THE "PRINCIPAL AMOUNT OF EACH NOTE WILL BE EQUAL TO ALL INVESTMENTS MADE IN THE NOTES BY YOU, PLUS ACCRUED AND REINVESTED INTEREST, LESS ANY REDEMPTIONS AND FEES." THIS LANGUAGE SUGGESTS THAT AN INVESTOR PURCHASES A SINGLE SECURITY, NO MATTER THE TIMING OR AMOUNT OF THE INVESTMENTS MADE, AND MAKES ONLY A SINGLE INVESTMENT DECISION. PLEASE REVISE TO DELETE THIS LANGUAGE, AND CLARIFY THAT THE INVESTOR PURCHASES A NEW NOTE OR NOTES EACH TIME HE OR SHE INVESTS ADDITIONAL FUNDS.

            We have revised the prospectus by deleting this language.

10. IT APPEARS FROM YOUR DISCLOSURE ON PAGES 2-3 OF YOUR PROSPECTUS THAT THE INTEREST RATE ON THE NOTES IS ADJUSTED WEEKLY TO REFLECT MONEY MARKET CONDITIONS. PLEASE

Todd K. Schiffman
November 22, 2004
Page 6


      SUPPLEMENTALLY EXPLAIN HOW YOU COMPLY WITH YOUR OBLIGATIONS TO FILE AND DELIVER A PROSPECTUS SUPPLEMENT WHEN THERE IS A CHANGE IN THE INTEREST RATE ON THE NOTES. WE MAY HAVE FURTHER COMMENT.

            We respectfully submit that the response to comment 2 addresses this comment.

COVER PAGE

11. REVISE TO LIMIT THE COVER TO INFORMATION REQUIRED UNDER ITEM 501 OF REGULATION S-K OR NECESSARY FOR AN INVESTMENT DECISION.

            We have revised the cover page in response to this comment to delete the second and third bullet points that previously appeared on the cover. We propose to maintain the risk factor disclosure that is presented on the cover page, with the additional language we have provided in response to comments 8 and 12.

12. REVISE THE BULLET POINTED DISCLOSURE TO INCLUDE THE "WARNING STATEMENT" SUBHEADING INCLUDED IN THE ELECTRONIC VERSION OF THE PROSPECTUS.

            In response to your comment, as we have also indicated in response to comment No. 8 above, we have added immediately preceding this section the following introductory statement:

                  An investment in the Notes involves risks. You should consider carefully the following risk factors, as well as the other information contained or incorporated by reference into this prospectus.

13. PLEASE DISCLOSE HERE AND IN THE SUMMARY THE AMOUNT OF DEBT THAT RANKS EQUAL WITH OR IN PRIORITY TO THE DEMAND NOTES.

            Since the prospectus that is used will be for a continuous offering, we respectfully submit that this information would soon be outdated if included in the prospectus. Additionally, the inclusion of such information may create an updating requirement for future disclosure.

14. PLEASE DISCLOSE HERE AND IN THE SUMMARY THAT THE INITIAL INTEREST RATE APPLICABLE TO THE NOTES AND ALL SUBSEQUENT CHANGES TO THE INITIAL INTEREST RATE WILL BE DISCLOSED IN PROSPECTUS SUPPLEMENTS FILED IN ACCORDANCE WITH RULE 424(B).

            In response to your comment, we have added the following statement to the first paragraph on the cover page and in the summary section:

                  The initial interest rate applicable to the Notes and all subsequent changes to the initial interest rate will be disclosed in pricing supplements filed with the SEC in accordance with Rule 424(b) under the Securities Act of 1933.

Todd K. Schiffman
November 22, 2004
Page 7


15. PLEASE INCLUDE A STATEMENT THAT IT IS POSSIBLE FOR INVESTORS TO LOSE MONEY IF THE COMPANY IS UNABLE TO PAY ITS DEBTS.

            In response to your comment, we note that the fourth bullet point on the cover includes the statement: "It is possible to lose money if GE capital is unable to pay its debts."

16. PLEASE DISCLOSE HERE AND IN THE SUMMARY THAT THE INITIAL INTEREST RATE APPLICABLE TO THE NOTES AND ALL SUBSEQUENT CHANGES TO THE INITIAL INTEREST RATE WILL BE DISCLOSED IN PROSPECTUS SUPPLEMENTS FILED IN ACCORDANCE WITH RULE 424(B).

            See the response to comment 14.

WHERE YOU CAN GET MORE INFORMATION ON GE CAPITAL - PAGE 2

17. INCLUDE A SENTENCE AT THE BEGINNING OF THE FIRST PARAGRAPH STATING THAT THE NOTES ARE A DEBT INSTRUMENT, THAT ONLY THE COMPANY'S ASSETS ARE AVAILABLE TO PAY THE PRINCIPAL AND INTEREST OF THE NOTES, AND THAT THE INVESTOR MAY LEARN MORE ABOUT THE FINANCIAL STATUS OF THE COMPANY BY READING ITS PERIODIC REPORTS.

            In response to your comment, we have added, where requested, the following statements:

                  The Notes are a debt instrument of GE Capital and only GE Capital's assets are available to pay the principal and interest payable on the Notes.

                  You can learn more information about GE Capital by reading these reports.

SUMMARY PAGE

18. PLEASE INCLUDE A SUMMARY SECTION IMMEDIATELY FOLLOWING THE COVER PAGE OF THE PROSPECTUS THAT INCLUDES A BRIEF DESCRIPTION OF THE PRINCIPAL TERMS OF THE NOTES.

            We have added a summary section in response to your comment.

19. SINCE YOU COMPARE THE INTEREST RATE OF THE NOTES TO THAT OF MONEY FUNDS REPORTED IN THE MONEY FUND REPORT, REVISE TO CLEARLY EXPLAIN THE DIFFERENCES BETWEEN THE NOTES AND SUCH MONEY FUNDS.

            In response to your comment, we have included in the section of the summary entitled "Interest" the following statement:

Todd K. Schiffman
November 22, 2004
Page 8


            The Notes are not a money market fund, in which investors purchase an equity interest in a diversified fund consisting of investments in short term debt securities of many companies.

MARKETING MATERIALS

20.   PLEASE SEND US A COPY OF ALL PRINTED MARKETING MATERIALS FOR THE DEMAND
      NOTES.

            GE Capital has sent copies of all printed marketing materials for the Notes to you at the address given above.

21. REVISE ALL MARKETING MATERIALS TO STATE PROMINENTLY THAT THE DEMAND NOTES ARE UNSECURED, SENIOR DEBT OBLIGATIONS AND ARE NOT FDIC INSURED, AND THAT THEY DO NOT CONSTITUTE A BANK ACCOUNT. THROUGHOUT THE MATERIALS, WHEREVER YOU DISCUSS THE ADVANTAGES OF THE DEMAND NOTES, PLEASE BALANCE THE STATEMENT WITH THIS DISCLOSURE.

            In response to your comment, we are revising the marketing materials as requested.

22. WITH RESPECT TO ALL MARKETING MATERIALS, PRINTED OR ELECTRONIC, WHEREVER COMPARISON IS MADE BETWEEN THE DEMAND NOTES AND THE MONEY MARKET RATES, OR THE TERM "MONEY MARKET" IS OTHERWISE USED, REVISE TO INCLUDE A STATEMENT IN CLOSE SUCCESSION INDICATING THAT THE ACCOUNTS ARE NOT MONEY MARKET FUNDS. THIS INFORMATION SHOULD HIGHLIGHT THE REASONS THAT THE NOTES CANNOT MEET THE DEFINITION OF A "MONEY MARKET" INSTRUMENT.

            In response to your comment, we have revised the marketing materials to include the following statement in close succession to comparisons with money market rates and other uses of the term "money market:"

                  The Notes are not a money market fund, which is generally a diversified fund consisting of investments in short term debt securities of many companies.

EXHIBITS

23. PLEASE SUPPLEMENTALLY PROVIDE US WITH A COPY OF THE PLAN FOR OUR REVIEW AND COMMENT.

            The Notes are not subject to a separate plan document. They are governed by an indenture, which has been filed with the Commission.
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Todd K. Schiffman
November 22, 2004
Page 9


If you have any questions, please do not hesitate to call the undersigned at
(740) 633-9500 or Toby Knapp at (202) 639-6045.

                                          Very truly yours,

                                          /s/ William L. Tolbert Jr.

                                          William L. Tolbert Jr.